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Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Madrid	Washington, D.C.
Milan

Re:	MAP Pharmaceuticals, Inc
Form 10-K for the Year Ended December 31, 2010 (the “10-K”)
Filed on March 4, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 (the “10-Q”)
Filed on May 6, 2011
File No. 001-33719

Ladies and Gentlemen:

On behalf of MAP Pharmaceuticals, Inc. (the “Company”), in connection with the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) received by the Company on September 9, 2011 relating to the 10-K and the 10-Q (the “Comment Letter”), and pursuant to a conversation between the undersigned and Jim B. Rosenberg, Senior Assistant Chief Accountant on the Staff, the Company hereby undertakes to file a response to the Comment Letter by October 7, 2011.

Please feel free to contact the undersigned at (650) 463-3078 with any questions or comments.

Very truly yours,

/s/ Gregory Chin
Gregory Chin of LATHAM & WATKINS LLP

cc:	Christopher Chai, MAP Pharmaceuticals, Inc.
Charlene Friedman, MAP Pharmaceuticals, Inc.